UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER
FORM 12b-25 NOTIFICATION OF LATE FILING	000-10039 CUSIP NUMBER 562562108

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Mandalay Digital Group, Inc.

Full Name of Registrant

4751 Wilshire Boulevard, Third Floor

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90010

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mandalay Digital Group, Inc. (the “Company”) could not complete its Quarterly Report on Form 10-Q for the period ended September 30, 2012 on or before the November 14, 2012 prescribed due date without unreasonable effort or expense due to delays in gathering, compiling, analyzing, disclosing and reviewing the information required to complete the preparation of financial disclosures relating to its acquisition of Logia Content Development and Management Ltd., Volas Entertainment Ltd. Mail Bit Logia (2008) Ltd. and the assets acquired from S.M.B.P. IGLOO Ltd. (collectively “Logia”). The Company is working with management of Logia to produce the needed financial information for such disclosures. The Company intends to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 as promptly as practicable, and expects that such filing will be made by the November 19, 2012 extended deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dan L. Halvorson	(818)	301-6231
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting net revenues of approximately $0.9 million for the three month period ended September 30, 2012 as compared to net revenues of $1.9 million for the three month period ended September 30, 2011. The anticipated revenue decline is the result of multiple factors, mainly comprised of the effect of an increase in the use of smart phones over feature phones, which hinder the carriers’ ability to monetize content revenues effectively, as well as internal changes at the carrier level, although the Company does not expect this decline to continue because of strategic changes in mix of the Company’s products available to the market.

The Company anticipates reporting a gross profit of approximately $0.5 million for the three month period ended September 30, 2012 as compared to gross profits of $1.2 million for the three month period ended September 30, 2011. Our licensing agreements are predominantly on a revenue-share basis, and have therefore decreased proportionately to the decrease in revenue, resulting in a relative decrease in gross profit. We experienced lower revenues during the quarter due to a decision to discontinue advertising revenues and from the decrease in costs that normally drive traffic to certain revenue streams, and this decreased our gross margin.

The Company anticipates reporting a net loss of approximately $3.8 million for the three month period ended September 30, 2012 as compared to a net loss of $0.9 million for the three month period ended September 30, 2011. The anticipated increase in net loss is primarily attributable to an increase in stock compensation expense, additional headcount and contractors in an effort to build the infrastructure necessary to launch new products into the market, and legal and accounting fees relative to our M&A activities.

The Company anticipates reporting a net loss per common share of approximately $0.04 for the three months ended September 30, 2012 as compared to a net loss per common share of $0.02 for the three months ended September 30, 2011.

This Form includes forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding the Company and its business that are not historical facts. All statements in this Form that address activities, events, results or developments that the Company expects, believes or anticipates, will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by such forward-looking terminology as “expects,” “anticipates,” “believes,” “plans,” “estimates,” and words or phrases of similar import. With the exception of historical information, the matters discussed in this report, including without limitation, the timing of the preparation and filing of the Company’s quarterly report, is a forward-looking statement. Forward-looking statements are subject to many risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, other events that may require the attention of the Company’s management and other events, factors and risks previously and from time to time disclosed in the Company’s filings with the Securities and Exchange Commission, including, specifically, those factors set forth in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission. The Company undertakes no obligation to update, and does not have a policy of updating or revising, the forward-looking statements in this report.

Mandalay Digital Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2012	By:	/s/ Dan L. Halvorson, Executive Vice President and Chief Financial Officer